United States securities and exchange commission logo





                             May 25, 2021

       Rohan Ajila
       Chief Executive Officer and Chief Financial Officer
       Global Consumer Acquisition Corp
       1926 Rand Ridge Court
       Marietta GA 30062

                                                        Re: Global Consumer
Acquisition Corp.
                                                            Amendments No. 2
and 3 to Registration Statement on Form S-1
                                                            Filed May 17 and
20, 2021
                                                            File No. 333-253445

       Dear Mr. Ajila:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 and 3 to Registration Statement on Form S-1 filed May 17 and May 20, 2021

       Number and Terms of Office, , page 92

   1. Your response to prior comment 2 states you will have 5 directors upon completion of this offering. Your
disclosure here continues to state there will be 6 directors upon completion of this offering.
Please reconcile.
       General

   2. Please update your financial statements for the interim period ended March 31, 2021 pursuant to Rule 8-08
of Regulation S-X.
   3. We note the added disclosure that 12 investors have each submitted indications of interest to purchase up to 9.9%
of the units in this offering. If you mean that these 12 investors
 Rohan Ajila
Global Consumer Acquisition Corp
May 25, 2021
Page 2
      may purchase in the aggregate 9.9% of the units in this offering, please revise for clarity.
      If, instead, as your disclosure and Exhibit 10.9 suggests, each investor will purchase 9.9%
      of the units to be offered and sold which appears to be all of this offering in the aggregate, please provide us your analysis of whether the offer and sale of the units to the 12 investors has already occurred.
        You may contact Effie Simpson at (202) 551-3346 or Andrew Blume at
(202) 551-3254
if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Anne Parker, Office Chief, at (202)
551-3611 with any other questions.



                                                             Sincerely,
FirstName LastNameRohan Ajila
                                                             Division of
Corporation Finance
Comapany NameGlobal Consumer Acquisition Corp
                                                             Office of
Manufacturing
May 25, 2021 Page 2
cc:       Tahra Wright
FirstName LastName